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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.

Commission File Number for Registration Statement: 333-114300

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

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IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
Douglas Hoadley
847.739.1826
dahoadley@imcglobal.com

IMC GLOBAL SETS RECORD DATE FOR SPECIAL MEETING
OF COMMON SHAREHOLDERS ON
MOSAIC MERGER TRANSACTION WITH CARGILL CROP NUTRITION

        LAKE FOREST, IL, August 24, 2004—IMC Global Inc. (NYSE: IGL) today announced that it has established a record date for a special meeting of its common shareholders to consider and vote upon the proposed merger and contribution agreement pursuant to which IMC Global will combine its businesses with the fertilizer businesses of Cargill, Incorporated to form a new, combined public company named The Mosaic Company. Under the terms of the merger and contribution agreement, holders of IMC Global's common shares and 7.50 percent mandatory convertible preferred stock will each have the right to receive one common or preferred share, respectively, of Mosaic's newly issued stock for every common or preferred share of IMC Global stock held by them.

        IMC Global common shareholders of record at the close of business on September 3, 2004 will be eligible to vote on the proposal and to attend the special meeting of common shareholders.

        IMC Global and Cargill are working cooperatively with the Securities and Exchange Commission to obtain effectiveness of a definitive proxy statement/prospectus to be mailed to common shareholders of record with respect to the Mosaic transaction. IMC Global will establish a definitive date for the special meeting of common shareholders and send the definitive proxy statement/prospectus to common shareholders of record following receipt of such clearance. The definitive proxy statement/prospectus will contain important information about the proposed transaction. Common shareholders are urged to read the definitive proxy statement/prospectus when it becomes available. The definitive proxy statement/prospectus also will include the date, time and location of the special meeting.

About IMC Global Inc.

        From multiple mines and plants in North America, IMC Global serves world agriculture as one of the largest producers and marketers of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

        This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of The Mosaic Company (formerly Global Nutrition Solutions, Inc.) filed with the SEC on April 8, 2004.

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IMC GLOBAL SETS RECORD DATE FOR SPECIAL MEETING OF COMMON SHAREHOLDERS ON MOSAIC MERGER TRANSACTION WITH CARGILL CROP NUTRITION